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                 September 6, 2022

       Youssef Salem
       Chief Financial Officer
       Swvl Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Center
       Dubai, United Arab Emirates

                                                        Re: Swvl Holdings Corp
                                                            Registration
Statement on Form F-1
                                                            Filed on August 29,
2022
                                                            File No. 333-267144

       Dear Mr. Salem:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services